EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO TO DELIVER BOARD MAKING LINE TO SUN PAPER IN CHINA

(Helsinki, Finland, June 5, 2002) – Metso Corporation's (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a board making line to the Sun Paper Industry Group in China. The new line is scheduled to start up in October 2003. The value of order is somewhat less than EUR 25 million. This is the second board machine delivery to the same customer in two years.

The ordered line has been designed for the manufacture of art board and liquid packaging board. The delivery consists of a new board machine, five coating stations, calenders and a broke handling system. The machine's annual production capacity is approx. 200,000 tons. Participating in Metso Paper's delivery are its joint venture in Xian, China and units operating in Finland and Sweden. Metso Paper's previous delivery to Sun Paper was also implemented together with the joint venture.

The Chinese market has become the most important market area for Metso in the Asia-Pacific region. During the past year, Metso Paper has sold paper and board technology to China worth of EUR 150 million.

Sun Paper's mill is located in the Shandong Province in Northeast China, where a considerable part of China's paper industry is located.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Tapani Kultaranta, Senior Sales Manager, Coaters and Reels, Metso Paper,
tel. +358 40 503 4490

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2002

METSO CORPORATION

By: ______________________
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________
Harri Luoto
Senior Vice President and
General Counsel